June 3, 2009

Mr. Antonis Kandylidis
Chief Executive Officer
OceanFreight Inc.
80 Kifissias Avenue
Athens 15125 Greece

**Re: OceanFreight Inc.
             Form 20-F for the fiscal year ended December 31, 2008
             Filed March 23, 2009
             File No. 001-33416**

Dear Mr. Kandylidis:

        We have conducted a targeted review of the above referenced filing for the legal issues noted below. We think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

        Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 20-F

Item 19. Exhibits

1. We note Exhibit 4.6, the Amended and Restated Loan Agreement with Nordea Bank Finland Plc, incorporated by reference to Exhibit 4.5 of your Form 20-F filed March 7, 2008. Exhibit 4.6 does not appear to include the appendices identified on

the index page. Please refile each exhibit to include the omitted schedules and exhibits. Also, please confirm in future filings you will file all material agreements in their entirety, including schedules, exhibits, appendices, and annexes. Refer to Instruction 4(a) to Form 20-F.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact J. Nolan McWilliams at (202) 551-3217. If you need further assistance, you may contact me at (202) 551-3314.

Regards,

Daniel Morris
Attorney-Advisor

cc: Via Facsimile +30-210-6140284